Exhibit (d)(6)

PLX Technology, Inc.

870 W. Maude Avenue

Sunnyvale, California 94085

June 20, 2014

Via Email

Discovery Equity Partners GP, LLC

Discovery Equity Partners, LP

191 North Wacker Dr. Ste 1685

Chicago, IL 60606

Attention: Michael R. Murphy

Re:	Transaction Support Agreement

Dear Michael:

Discovery Equity Partners GP, LLC and Discovery Equity Partners, L.P. (together with our affiliates, “we” or “us”) acknowledges that (i) PLX Technology, Inc., a Delaware corporation (the “Company”) has disclosed to us its desire to enter into the proposed transaction as previously disclosed to us (the “Transaction”), (ii) as a condition to the Company’s willingness to enter into the Transaction, the Company is requiring that we enter into this letter agreement, and (iii) we are agreeing to do so in order to induce the Company to enter into, and in consideration of their entering into, the Transaction. We hereby agree as follows:

1.	The Company may disclose that we have entered into this agreement and that we support the Transaction.

2.	We shall not knowingly after reasonable inquiry, directly or indirectly, transfer, sell, assign, gift, hedge, mortgage, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to, any shares of common stock, par value $0.001, of the Company (the “Shares”) to any person or “group” (within the meaning of Section 13(d) or Section 14(d) of the Exchange Act of 1934) that has announced or disclosed an opposition to the Transaction, the desire to exercise appraisal rights in connection with the Transaction, or other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend or liquidation involving the Company (other than the parties to the Transaction). The foregoing shall in no way prohibit or restrict sales of Shares to third parties in an anonymous open market transaction.

3.	We agree to vote our Shares against, and not enter into or otherwise support, or disclose or commit to, any action or agreement which is intended to or would reasonably be expected to impede, delay, postpone, interfere with, nullify or prevent, in each case in any material respect the Transaction, including, but not limited to, any other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend or liquidation involving the Company (other than the parties to the Transaction), or any other proposal of any person (other than the parties to the Transaction) to acquire the Company or all or substantially all of the assets thereof.

We agree that irreparable damage would occur to the Company in the event any provision of this letter agreement was not performed by us in accordance with the terms hereof and that the Company shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in addition to any other remedy to which the Company is entitled at law or in equity.

This letter agreement and all claims or causes of action that arise out of or relate to this letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this letter agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this letter agreement or any of the transactions contemplated by this letter agreement in any court other than the aforesaid courts.

EACH OF THE PARTIES TO THIS LETTER AGREEMENT HEREBY IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY DIRECT OR INDIRECT ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN.

This letter agreement may (i) not be assigned (by operation of law or otherwise) by any party hereto without the prior written consent of the other parties hereto and (ii) be executed in two or more counterparts (including by facsimile, of “.pdf” transmission), each of which shall be deemed to be an original.

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Please confirm your understanding of, and agreement to, these terms on behalf of yourself and your funds by signing below.

PLX Technology, Inc.,
a Delaware corporation

By:	/s/ David Raun
David Raun, CEO

Acknowledge and Agreed:

Discovery Equity Partners GP, LLC Discovery Equity Partners, LP

By:	/s/ Michael R. Murphy
Name:	Michael R. Murphy
Title:	Manager